Exhibit 99.3

Third Quarter 2007 Report

November 13, 2007

PROFILE

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Our integrated offerings are designed for organizations in the financial services, manufacturing, government and oil and gas sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Eliminate operational downtime through preventative and corrective maintenance activities;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Some of our current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.  GE Asset Manager customers include Kraft Foods Inc., GE Infrastructure and The Toro Company.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Additional information about Northcore can be obtained from our website www.northcore.com.

LETTER TO SHAREHOLDERS

Dear Shareholders,

Our third quarter results were primarily driven by a number of key operational activities, including a management change announced in June and our shareholder rights offering completed in August.  With these activities now behind us, our attention in the quarters to come will be on accelerating our revenue growth.

Third Quarter Financial Results

In the third quarter of 2007, we reported consolidated revenues of $250,000.  This represented a decrease of 12 percent from the $285,000 that Northcore generated in the second quarter of 2007, and an improvement of 13 percent over the $222,000 that we produced in Q3 of 2006.  As a reminder, we derive our revenues through fees from application hosting activities provided to customers, the sale of software licenses, and the delivery of application development, software customization, royalty fees and other technology services.

Our Q3 revenue performance was significantly impacted by the burgeoning strength of the Canadian dollar as currently all of our application development projects and most of our application hosting agreements are with US-based customers. Our revenue performance was also affected by the summer holiday period in Europe, which limited the amount of royalties from ADB Systemer AS.

In the period, we also reported a net loss for the third quarter of $636,000 or $0.01 per share, basic and diluted.  This compares to a net loss of $590,000 or $0.01 per share, basic and diluted in the second quarter.  In the third quarter of 2006, we reported a net loss of $640,000 or $0.01 per share, basic and diluted.

We also reported an EBITDA loss in the third quarter of 2007 of $416,000.  This compares to an EBITDA loss of $419,000 in the second quarter of 2007 and an EBITDA loss of $404,000 in the third quarter of 2006.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, employee stock options and discontinued operations.  We consider EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

As at September 30, Northcore held cash and cash equivalents of $844,000 and accounts receivables of approximately $227,000.

Operating highlights

We completed the following customer and operating activities in the period:

•	The Company announced a management change, naming Duncan Copeland as Chief Executive Officer and James Moskos as Chief Operating Officer. The management change took effect July 12, 2007.
•	We generated gross proceeds of $1,650,000 through a rights offering to eligible shareholders.
•
The Company extended the terms of a number of agreements with customers, including the State of Tennessee and the School Board of Broward County (Florida).  The customers use Northcore’s technology and services to manage their asset maintenance activities.

LETTER TO SHAREHOLDERS

•
We introduced enhancements to Asset Tracker, the web-based equipment tracking application of its joint venture with GE.  The enhancements make it easier to report on the status, location and condition of key equipment.

Outlook

Clearly, we’re not yet where we want to be, but our products have never been better and our relationship with our partners at GE has never been stronger.  As a result, our focus in the quarters to come will be on growing our products revenues, both through our standalone offerings and through our joint venture with GE.

Yours truly,

Duncan Copeland, CEO
November 2007

CONSOLIDATED BALANCE SHEETS (In thousands of Canadian dollars) (Unaudited)
	September 30	December 31
	2007	2006

ASSETS

CURRENT
Cash	$844	$475
Accounts receivable	227	154
Deposits and prepaid expenses	63	63
	1,134	692
CAPITAL ASSETS	62	80
DEFERRED CHARGES	-	41
	$1,196	$813

LIABILITIES

CURRENT
Accounts payable	$470	$347
Accrued liabilities	327	727
Deferred revenue	81	68
Demand loans (Note 5 and 6)	330	-
Current portion of secured subordinated notes (Note 6)	170	1,682
	1,378	2,824
SECURED SUBORDINATED NOTES (Note 6)	1,005	244
	2,383	3,068

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 7)	104,387	101,867
Contributed surplus (Note 8)	2,028	1,819
Warrants (Note 9)	533	580
Stock options (Note 10)	1,330	1,252
Other options	193	193
Conversion feature on secured subordinated notes (Note 6)	1,063	1,049
Deficit	(110,721)	(109,015)
	(1,187)	(2,255)
	$1,196	$813

Continuation of the business (Note 2)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (In thousands of Canadian dollars, except per share amounts) (Unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Service revenue	$250	$222	$857	$753
License revenue	-	-	-	10
Total revenue	250	222	857	763

Operating expenses:
General and administrative	395	410	1,290	1,350
Customer service and technology	205	151	555	476
Sales and marketing	66	65	215	321
Employee stock options	66	42	79	114
Depreciation and amortization	10	23	29	68
Total operating expenses	742	691	2,168	2,329
Loss from continuing operations before the under-noted	(492)	(469)	(1,311)	(1,566)

Interest expense:
Cash interest expense	72	78	203	278
Accretion of secured subordinated notes	72	99	263	367
Interest income	-	(6)	(1)	(12)
	144	171	465	633
Loss from continuing operations	(636)	(640)	(1,776)	(2,199)
Income from discontinued operations (Note 3)	-	-	-	2,123
LOSS FOR THE PERIOD	$(636)	$(640)	$(1,776)	$(76)
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Foreign currency translation adjustment	-	-	-	17
COMPREHENSIVE LOSS	$(636)	$(640)	$(1,776)	$(59)
LOSS PER SHARE:
From continuing operations, basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Net loss per share, basic and diluted	$(0.01)	$(0.01)	$(0.02)	$-
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	95,640	82,545	88,000	78,686

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT (In thousands of Canadian dollars) (Unaudited)
	Nine Months Ended
	September 30	September 30
	2007	2006

DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(109,015)	$(108,367)
CHANGE IN ACCOUNTING POLICY - FINANCIAL INSTRUMENTS (Note 1)	70	-
DEFICIT, BEGINNING OF PERIOD, AS RESTATED	(108,945)	(108,367)
NET LOSS FOR THE PERIOD	(1,776)	(76)
DEFICIT, END OF PERIOD	$(110,721)	$(108,443)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of Canadian dollars) (Unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss from continuing operations	$(636)	$(640)	$(1,776)	$(2,199)
Items not affecting cash:
Employee stock options	66	42	79	114
Depreciation and amortization	10	23	29	68
Accretion of secured subordinated notes	72	99	263	367
	(488)	(476)	(1,405)	(1,650)
Changes in non-cash operating working capital (Note 11)	(16)	(196)	201	8
	(504)	(672)	(1,204)	(1,642)
INVESTING
Capital assets	(1)	(59)	(11)	(63)
	(1)	(59)	(11)	(63)
FINANCING
Demand loans (Note 5)	60	-	340	-
Issuance of common shares from rights offering, net (Note 7)	1,245	-	1,245	-
Secured subordinated notes, net (Note 6)	-	(375)	-	315
Repayment of advances from related parties (Note 4)	-	(63)	-	(130)
	1,305	(438)	1,585	185
CASH FLOWS FROM DISCONTINUED OPERATIONS (Note 3)
Operating activities	-	-	-	(317)
Investing activities - proceeds from disposition of discontinued operations	-	-	-	2,643
	-	-	-	2,326
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	800	(1,169)	369	806
CASH, BEGINNING OF PERIOD	44	2,035	475	60
CASH, END OF PERIOD	$844	$866	$844	$866

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Interest paid	$1	$12	$16	$33

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES - See Note 11

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The unaudited interim consolidated financial statements of Northcore Technologies Inc. (“Northcore” or the "Company") should be read in conjunction with the Company's most recent annual audited consolidated financial statements.  The accompanying unaudited interim consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2006, except as described below.

Financial Instruments
Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and, Section 3865, Hedges.  These new handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its marketable securities as held-for-trading, which are measured at fair value.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost.  The Company had neither available for sale, nor held to maturity instruments during the quarter ended September 30, 2007.

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on transition and as at September 30, 2007.

The Company charges all qualifying transaction costs related to debt issuance to earnings as incurred.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

The Company had previously deferred these costs and amortized them over the term of the related debts.  The carrying value of transaction costs at December 31, 2006 of $42,000 was charged to opening deficit on transition on January 1, 2007.

The adoption of these handbook sections resulted in an adjustment to reduce deficit in the amount of $70,000, comprised of a decrease in deferred charges of $42,000 and a decrease in secured subordinated notes of $112,000 at January 1, 2007, being the difference in the carrying amount of secured subordinated notes at December 31, 2006 and the carrying amount calculated using the effective interest rate method from inception.

The Company had no “other comprehensive income or loss” transactions during the quarter ended September 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed, except that prior periods are restated to reflect the application of foreign currency translation of self-sustaining foreign operations.  Other comprehensive income for the quarter ended March 31, 2006 comprises foreign currency gains on translation of the Company’s former subsidiary in Norway, which was sold in the second quarter of 2006.

2.	CONTINUATION OF THE BUSINESS

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan, including a substantial increase in revenue as well as maintaining operating expenses at or near historical levels.  Management believes that it has the ability to raise additional financing if required.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond Q3 of 2007 is dependent on its ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

3.	DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2,687,000 in cash, subject to shareholder approval.  As compensation for the transfer of UK contracts to the Buyer, the Company received a royalty of 10% of net annual sales from the contracts for a period of four years from the sale closing date.  These royalties are recognized in earnings as they become due.  The Company recorded a total of $(1,000) and $99,000 in royalties for the quarter and nine months ended September 30, 2007, respectively.  Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company.  On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and to change its name to Northcore Technologies Inc. effective June 30, 2006.  The sale of the shares of ADB Systemer included the sale of the ADB Systems name.  Upon the sale of ADB Systemer, the Company retains access to all existing technology that will be used to service existing customers through a Value Added Reseller Agreement entered into with ADB Systemer.

The following summarizes the statement of operations and statement of cash flows information for the Company’s discontinued operations.

	Three Months Ended September 30		Nine Months Ended September 30
Statement of Operations	2007	2006	2007	2006
	(in thousands, except per share amounts)
Revenue	$-	$-	$-	$2,399
Income from operations	-	-	-	331
Gain from disposition of discontinued operations	-	-	-	1,792
Income from discontinued operations	$-	$-	$-	$2,123
Income per share from discontinued operations, basic and diluted	$-	$-	$-	$0.03

	Three Months Ended September 30		Nine Months Ended September 30
Statement of Cash Flows	2007	2006	2007	2006
	(in thousands)
Operating activities	$-	$-	$-	$(317)
Investing activities - proceeds from disposition of discontinued operations	-	-	-	2,643
Financing activities	-	-	-	-
Cash from discontinued operations	$-	$-	$-	$2,326

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

4.	TRANSACTIONS WITH RELATED PARTIES

As at September 30, 2007, accrued liabilities included $nil (December 31, 2006 - $nil) in interest payable on the amounts due to related parties.

During the quarter ended September 30, 2007, interest expense on advances from related parties was $1,000 (September 30, 2006 - $1,000).  During the nine months ended September 30, 2007, interest expense on advances from related parties was $1,000 (September 30, 2006 - $4,000).

During the quarter ended March 31, 2006, the Company repaid advances from directors and/or officers totaling $45,000 through the issuance of Series J notes.

The Company compensated the Chief Executive Officer in the amount of $15,000 for the three and nine months ended September 30, 2007.

During the quarter ended, September 30, 2007, the Company compensated the Chairman in the amount of $15,000 (September 30, 2006 - $15,000) for acting as the Chair of the Board.  During the nine months ended September 30, 2007, the Company paid $45,000 (September 30, 2006 - $40,000) in Chairman’s remuneration.

5.	DEMAND LOANS

During the quarter ended June 30, 2007, the Company received operating loans from a private investor in the amount of $280,000.  During the quarter ended September 30, 2007, the Company received an additional $60,000 of operating loans from this investor.  The loans bore interest at 8 percent, were due on demand and were secured by a general security agreement on the assets of the Company.  The loans were settled during the quarter ended September 30, 2007 through the issuance of common shares as part of the rights offering (See Note 7(d)).

Also during the quarter ended June 30, 2007, demand loans in the amount of $240,000 arising from the remaining Series G notes holders was reclassified as current liabilities from secured subordinated notes along with $80,000 of accrued interest related to these notes, for a total of $320,000 (See Note 6 (a)).  The loans bear interest at 11 percent, are due on demand and are secured by a general security agreement on the assets of the Company.  During the quarter ended September 30, 2007, the Company accrued $10,000 in interest payable in connection with these demand loans.

6.	SECURED SUBORDINATED NOTES

a)
The Series G secured subordinated notes with a face amount of $1,600,000 matured on June 15, 2007.  In connection with the refinancing of the Series G notes, the Company completed a private placement issuance of the new Series K secured subordinated notes with a face amount of $1,360,000, to existing holders of $1,360,000 of the Series G secured subordinated notes.

The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes mature June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series K secured subordinated notes.  The Company determined the fair value of the liability component of the Series K notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series K notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $744,000 and $616,000, respectively.  The liability component will be accreted to $1,360,000 over the term of the Series K notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

In addition, on June 15, 2007, the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per share common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000 (See Note 7 (c)).

The Company is currently negotiating with the remaining Series G debt holders to undertake a similar transaction.  As a result, the Company continues to record the remaining $240,000 of the Series G secured subordinated notes and related accrued interest of approximately $90,000 as a demand loan (See Note 5).

The Series H secured subordinated notes with a face amount of $170,000 matured on October 21, 2007.  As a result, the amount has been classified as current.  The Company is currently negotiating with the debt holders as to repayment alternatives.

During the quarter ended June 30, 2007, the remaining $1,600,000 (face value) balance of the Series G notes (book value $1,600,000) was refinanced as per above.  Accordingly, 5,161,000 equity units represented by 5,161,000 common shares valued at $419,000 and 2,580,000 warrants valued at $165,000 were canceled (See table below).

During the quarter ended March 31, 2007, $50,000 (face value) of the Series G notes (book value of $46,000) were converted into 162,000 equity units represented by 162,000 common shares valued at $13,000 and 81,000 warrants valued at $5,000 (See table below).

The terms of the secured subordinated notes are more fully described in Note 8 to the annual consolidated financial statements for the year ended December 31, 2006.

b)	During the quarter ended September 30, 2007, the Company recorded cash interest expense of $72,000 (September 30, 2006 - $78,000) and interest accretion of $72,000 (September 30, 2006 - $99,000).

During the nine months ended September 30, 2007, the Company recorded cash interest expense of $203,000 (September 30, 2006 - $278,000) and interest accretion of $263,000 (September 30, 2006 - $367,000).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

c)	As at September 30, 2007, accrued liabilities include $218,000 (December 31, 2006 - $574,000) of interest payable relating to the secured subordinated notes.

d)	Accrued liabilities include accrued interest payable to related parties in connection with the secured subordinated notes is as follows:

	September 30, 2007	December 31, 2006
	(in thousands)
Series G	$-	$31
Series H	6	5
Series I	25	16
Series J	19	10
Series K	2	-
Total	$52	$62

e)	Interest payments relating to the secured subordinated notes totaling $nil were made to related parties in the quarter ended September 30, 2007 (September 30, 2006 - $1,000).

Interest payments relating to the secured subordinated notes totaling $35,000 were made to related parties in the nine months ended September 30, 2007 (September 30, 2006 - $3,000).

f)	The following summarizes the face and fair values of the liability and the equity components of the secured subordinated notes.

	Nine Months Ended September 30, 2007
Secured Subordinated Notes	Face Value	Fair Value
	(in thousands)
Opening balance - January 1, 2007	$2,405	$1,926
Change in accounting policy (Note 1)	-	(112)
Accreted (non-cash) interest	-	263
Issuance of notes:
Series K (Note 6 (a))	1,360	744
Conversion of notes:
Series G (Note 6 (a))	(50)	(46)
Maturity of notes:
Series G (Note 6 (a))	(1,600)	(1,600)
Closing balance - September 30, 2007	$2,115	$1,175

Current portion of notes - Series H	$170	$170
Long term portion of notes - Series I, J and K	1,945	1,005
	$2,115	$1,175

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

Conversion Features on Secured Subordinated Notes	Nine Months Ended September 30, 2007
Including Conversion Feature of Attached Warrants	Shares	Fair Value
	(in thousands of shares and dollars)
Opening balance - January 1, 2007	17,059	$1,049
Issuance of notes:
Series K (Note 6 (a))	11,333	616
Conversion of notes:
Series G (Note 6 (a))	(243)	(18)
Maturity of notes:
Series G (Note 6 (a))	(7,741)	(584)
Closing balance - September 30, 2007	20,408	$1,063

7.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b)	Outstanding Common Shares

	Nine Months Ended September 30, 2007
	Shares	Amount
	(in thousands of shares and dollars)
Opening balance - January 1, 2007	83,742	$101,867
Shares issued pursuant to:
Conversion of secured subordinated notes (Note 6 (a))	162	59
Payment of interest (Note 7 (c))	2,992	449
Rights offering (Note 7 (d))	20,628	2,012
Closing balance - September 30, 2007	107,524	$104,387

c)	Payment of Interest

Upon maturity of the Series G notes, accrued interest in the amount of $449,000 was settled through the issuance of 2,992,000 common shares based on a value of $0.15 per share (See Note 6 (a)).

d)	Rights Offering

On July 23, 2007, the Company offered eligible shareholders as of the record date of July 30, 2007, approximately 86,896,000 rights to subscribe for up to approximately 21,724,000 additional common shares in the Company.  Each eligible holder received one right for every common share held in the Company.  Four rights entitled the holder to purchase one common share in the Company, priced at $0.08 each.  Shareholders who exercised all of their rights were also entitled to acquire supplemental shares under the provisions of the additional subscription privilege.  Each shareholder with an address of record in the provinces or territories of Canada was eligible for the rights offering.  The rights offering closed on August 22, 2007.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

In connection with the rights offering, the Company recorded a distribution to its shareholders of $449,000 which was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 62 percent, a risk free interest rate of 4.65 percent, a maturity of 23 days and a dividend yield of nil.

The distribution was recorded as a reduction to contributed surplus.  Upon issuance of the common shares under the rights offering, the value of the exercised rights of $427,000 was recorded as part of the common shares issued and the balance of $22,000 was recorded in contributed surplus.

As a result of the rights offering, the Company raised net proceeds of $1,245,000 and settled demand loans of $340,000 through the issuance of 20,628,302 common shares (book value of $2,012,000), each priced at $0.08 per share.  The total represents 95 percent of shares made available through the rights offering.

8.	CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

September 30, 2007
(in thousands)
Opening balance - January 1, 2007	$1,819
Allocation of recorded value of expired warrants (Note 8 (b))	52
Maturity of secured subordinated notes (Note 8 (c))	584
Rights offering (Note 7 (d))	(427)
Closing balance - September 30, 2007	$2,028

b)	During the quarter ended June 30, 2007, recorded value of $52,000 (2006 - $nil) related to expired warrants was allocated from warrants to contributed surplus (See Note 9 (b)).

c)
During the quarter ended June 30, 2007, the Company refinanced Series G notes with a face value of $1,600,000 (Note 6 (a)).  As a result, conversion features valued at $584,000 was allocated to contributed surplus.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

9.	WARRANTS

a)	A summary of the changes in the warrants issued and outstanding is as follows:

	Nine Months Ended September 30, 2007
	Warrants	Amount
	(in thousands of shares and dollars)
Opening balance - January 1, 2007	17,064	$580
Warrants issued pursuant to:
Conversion of secured subordinated notes (Note 6 (a))	81	5
Warrants canceled (Note 9 (b))	(806)	(52)
Closing balance - September 30, 2007	16,339	$533

b)
During 2004, the Company issued 806,000 common share-purchase warrants with an exercise price of $0.50 and an expiry date of May 19, 2007 as a result of the conversion of the Series F notes.  These warrants expired unexercised on May 19, 2007 and were accordingly canceled.

10.	STOCK OPTIONS

a)
As at September 30, 2007, 3,540,000 stock options were outstanding to employees and directors of which 2,679,000 were exercisable.  As at December 31, 2006, 2,220,000 stock options were outstanding to employees and directors, of which 1,827,000 were exercisable.

b)
On July 11, 2007, the Company granted 1,350,000 stock options to employees, officers and directors.  The options have an exercise price of $0.12 and expire on July 11, 2012.  The grant date fair value of $0.08 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 83 percent, a risk free interest rate of 4.61 percent, a maturity of five years and a dividend yield of nil.  Of these options, 600,000 options vest immediately with the remaining 750,000 to vest quarterly over a six quarter period commencing with the quarter ended September 30, 2007.

On August 4, 2006, the Company granted 500,000 stock options to employees, officers and directors.  The options have an exercise price of $0.15 and expire on August 4, 2011.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 460,000 of the options granted. Approximately 47,000 of these options vested in the third quarter of 2007, with the same number of options to be vest in the subsequent quarter.  The remaining 40,000 performance based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.  None of the performance based options have vested as at September 30, 2007.

On June 21, 2006, the Company granted 50,000 stock options to certain employees of the Company.  The options have an exercise price of $0.15 and expire on June 21, 2011.  All of these options were vested by June 30, 2007.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

On December 22, 2005, the Company granted 1,000,000 stock options to certain employees, officers and directors of the Company.  The options have an exercise price of $0.16 and expire on December 22, 2008.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 500,000 of the options granted.  Of these options, 400,000 vest quarterly over a four quarter period and 100,000 were cancelled in the quarter ended March 31, 2006. The remaining 500,000 performance based options were granted to an officer and director of the Company and will vest upon the achievement of specific Company performance objectives.  Approximately 450,000 of these performance based options had vested by June 30, 2007 and no options vested during the quarter ended September 30, 2007.

On January 25, 2005, the Company granted 1,500,000 stock options to employees, officers and directors.  The options have an exercise price of $0.22 and expire on January 25, 2010.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 1,361,000 of the options granted.  These options vest quarterly over a six quarter period commencing with the quarter ended March 31, 2005.  The remaining 139,000 performance based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.  None of the performance based options have vested as at September 30, 2007.

The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the three month periods ended September 30, 2007 and September 30, 2006, the employee stock option expense was $66,000 and $42,000, respectively.  For the nine month periods ended September 30, 2007 and September 30, 2006, the employee stock option expense was $79,000 and $114,000, respectively.

11.	SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
	(in thousands)
Accounts receivable	$10	$134	$(73)	$170
Deposits and prepaid expenses	(4)	13	-	51
Accounts payable	22	(243)	123	(302)
Accrued liabilities	36	(4)	138	79
Deferred revenue	(80)	(96)	13	10
	$(16)	$(196)	$201	$8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

The following table summarizes the non-cash financing activities of the Company.

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
	(in thousands)
Issuance of common shares in settlement of demand loans (Note 5)	$340	$-	$340	$-
Issuance of Series K subordinated notes to refinance Series G subordinated notes (Note 6 (a))	-	-	1,360	-
Issuance of demand loans upon maturity of Series G subordinated notes (Note 5 and 6 (a))	-	-	320	-
Issuance of common shares in settlement of interest payments (Note 7 (c))	-	1	449	73
Reduction in advances from related parties from conversion of secured subordinated notes (Note 4)	-	-	-	(45)

12.	INVESTMENT IN JOINTLY CONTROLLED COMPANY

The unaudited interim consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s unaudited interim consolidated financial statements is summarized as follows:

Consolidated Balance Sheets	September 30, 2007	December 31, 2006
	(in thousands)
Current assets	$4	$15
Current liabilities	(16)	(35)
Net investment	$(12)	$(20)

	Three Months Ended September 30		Nine Months Ended September 30
Consolidated Statements of Operations	2007	2006	2007	2006
	(in thousands)
Operating revenue	$18	$20	$57	$52
Operating expenses (recovery)	-	3	(1)	3
Net income	$18	$17	$58	$49

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended September 30, 2007 and 2006
(In Canadian dollars)

	Three Months Ended September 30		Nine Months Ended September 30
Consolidated Statements of Cash Flows	2007	2006	2007	2006
	(in thousands)
Operating activities	$(1)	$43	$39	$43
Financing activities	-	-	(51)	(29)
Net cash inflow (outflow)	$(1)	$43	$(12)	$(14)

13.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers.  The single reportable operating segment derives its revenues from the sale of software and related services.  Sales for each regional segment are based on the location of the 3rd party customer.

The Company operates in the following reportable geographic segments: North America and Ireland and the United Kingdom.  Substantially all of the Company’s assets are in Canada.  Information about the Company’s geographical net revenues is set forth below:

Net Revenue by Geographic Regions:	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
	(in thousands)
North America	$251	$149	$758	$416
Ireland and U.K.	(1)	73	99	347
	$250	$222	$857	$763

One customer accounted for 78% (September 30, 2006 - two customers accounted for 68%) of revenues for the quarter ended September 30, 2007 and two customers accounted for 86% (December 31, 2006 - 81%) of trade receivables as at September 30, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Our integrated offerings are designed for organizations in the financial services, manufacturing, government and oil and gas sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Eliminate operational downtime through preventative and corrective maintenance activities;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Some of our current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.  GE Asset Manager customers include Kraft Foods Inc., GE Infrastructure and The Toro Company.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

DEVELOPMENTS IN THE THIRD QUARTER OF 2007

We completed the following customer and operating activities in the period:

•	The Company announced a management change, naming Duncan Copeland as Chief Executive Officer and James Moskos as Chief Operating Officer. The management change took effect July 12, 2007.
•	We generated gross proceeds of $1,650,000 through a rights offering to eligible shareholders.
•
The Company extended the terms of a number of agreements with customers, including the State of Tennessee and the School Board of Broward County (Florida).  The customers use Northcore’s technology and services to manage their asset maintenance activities.

•
We introduced enhancements to Asset Tracker, the web-based equipment tracking application of its joint venture with GE.  The enhancements enable customers to search for assets by unique identifiers, making it easier to report on the status, location and condition of key equipment.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include our ability to:

•	Raise additional funding or repay our debt to lenders when needed;
•	Develop our business-to-business sales and operations;
•	Develop appropriate strategic alliances;
•	Develop and implement our technology;
•	Gain market acceptance of our products and services;
•	Adapt to competitive factors and new technological changes;
•	Adapt to the volatility of the stock markets and fluctuations in our share price;

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, Annual Information Form, and Management Information Circular, may also cause our results to differ materially from expectations.
We encourage you to carefully review these risks, as outlined, to evaluate your existing or potential investment in our securities.

RESULTS OF OPERATIONS

Comparison of the Quarters Ended September 30, 2007 and September 30, 2006

The following commentary compares the unaudited consolidated financial results for the three month periods ended September 30, 2007 and September 30, 2006 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview:  The loss from continuing operations for the third quarter of 2007 was $636,000, or $0.01 per share, compared to a loss from continuing operations of $640,000, or $0.01 per share for the same quarter of 2006.  The slight improvement in loss from continuing operations for the quarter was mainly due to an increase in revenue of $28,000 and a decrease in interest expense of $27,000, partially offset by an increase in operating expenses of $51,000 when compared to the same quarter of 2006.

Revenue:  Revenue is comprised of software license sales, service fees for software implementation, application hosting, support, training and royalty fees.  Overall revenue increased by $28,000 to $250,000 for the quarter ended September 30, 2007 from $222,000 for the quarter ended September 30, 2006.  The North American region generated revenue increase of $102,000 or 68 percent while the Ireland/U.K. region experienced a reduction of $74,000 or 101 percent.  The revenue growth in the North American region was attributable to increase in implementation and hosting revenue to existing customers, whereas the decline in Ireland/U.K. revenue resulted primarily from reduced implementation and royalty revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

General and Administrative Expenses:  General and administrative expenses decreased by $15,000 from $410,000 for the quarter ended September 30, 2006 compared to $395,000 for the quarter ended September 30, 2007, a slight decrease of four percent.  Savings over the same period of last year include reduction in staffing levels in North America, lower insurance premiums, investor relations and travel expenses, partially offset by an increase in professional fees during the same period.

Customer Service and Technology Expenses:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services. For the quarter ended September 30, 2007 these costs amounted to $205,000 compared with $151,000 for the third quarter of 2006, an increase of $54,000 or 36 percent.  The increase in costs is due primarily to the increase in staffing levels in North America as a result of higher sales volume with our existing customers.

Sales and Marketing Expenses: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended September 30, 2007 sales and marketing costs amounted to $66,000, consistent with $65,000 in the same period of 2006.

Employee Stock Options:  For the quarter ended September 30, 2007, employee stock option expense amounted to $66,000, as compared to $42,000 in the same period of 2006, an increase of $24,000.  This increase was due to the expenses associated with the July 11, 2007 grant of 1,350,000 stock options.  Employee stock option expense for the third quarter of 2007 represents the fair value of the stock options vesting from the July 11, 2007 and August 4, 2006 grants of 1,350,000 and 500,000 stock options respectively. The 2006 employee stock option expense represents the fair value of the stock options vesting from the August 4, 2006, June 21, 2006, and December 22, 2005 grants of 500,000, 50,000 and 1,000,000 stock options respectively.

Depreciation and Amortization: Depreciation and amortization expense was $10,000 for the quarter ended September 30, 2007 as compared to $23,000 for the quarter ended September 30, 2006.    The decrease was due to the adoption of the new accounting policies for financial instruments, whereby the Company wrote off the balance of deferred charges through the opening deficit as of January 1, 2007.   See the discussion under “New Accounting Policies” below.

Interest Expense:  Interest expense was $144,000 for the quarter ended September 30, 2007, compared to $177,000 for the same quarter of 2006.  The decrease in interest expense was due to the maturity of the Series E and G notes, partially offset by the issuance of the Series K notes.  The interest expense for 2007 included a cash interest expense of $72,000 and a non-cash interest expense of $72,000 related to the Series H, I, J and K notes.  The interest expense for 2006 included a cash interest expense of $78,000 and a non-cash interest expense of $99,000 related to the Series E, G, H, I, and J notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $504,000 for the third quarter of 2007 as compared to cash outflows of $672,000 from operating activities in the third quarter of 2006.  Significant reduction in accounts payable contributed to higher cash outflows in the same period of last year.

Cash Flows from Investing Activities:  Investing activities produced cash outflows of $1,000 for the quarter ended September 30, 2007, compared to cash outflows of $59,000 for the same period of 2006.  The Company upgraded its information technology infrastructure during the third quarter of 2006 resulting in large cash outflows from investing activities as compared to minimal upgrades in the current period.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

Cash Flows from Financing Activities:  Financing activities generated cash inflows of $1,305,000 for the quarter ended September 30, 2007, compared to cash outflows of $438,000 for the same period of 2006.  During the third quarter of 2007, the Company generated net cash inflows of $1,245,000 from the issuance of common shares through a rights offering to existing shareholders of the Company, as well as the repayment of demand loans of $340,000 to private investors as part of the rights offering.   In total 20,628,302 common shares were issued in connection with the rights offering.  In the third quarter of 2006, financing activities created a cash outflow of $438,000 resulting from the repayment of Series E notes with a face value of $375,000 and the repayment of $63,000 in advances from related parties.

Comparison of the Nine Month Periods Ended September 30, 2007 and September 30, 2006

The following commentary compares the unaudited consolidated financial results for the nine month periods ended September 30, 2007 and September 30, 2006 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview:  The year-to-date loss from continuing operations was $1,776,000, a loss of $0.02 per share for 2007, compared to a loss of $2,199,000, or $0.03 per share for the same period of 2006.  The improvement in loss from continuing operations of $423,000 for the nine months ended September 30, 2007 was mainly due to revenue growth of $94,000 to $857,000 from $763,000 in 2006, a decrease in operating expenses of $161,000 to $2,168,000 from $2,329,000 in 2006 and a reduction in interest expense of $168,000 to $465,000 from $633,000 in the same period of 2006.

Revenue: Revenue is comprised of software license sales, service fees for software implementation, application hosting, support, training and royalty fees.  Overall revenue increased by $94,000 or 12 percent, to $857,000 for the first nine months of 2007, from $763,000 for the same period of 2006.  The increase was attributable to the increase in North American revenue of $342,000 or 82 percent, partially offset by a decrease in Ireland/U.K. revenue of $248,000 or 71 percent.  The revenue growth in the North American region was attributable to the increase in implementation and hosting revenue to existing customers.  The decline in Ireland/U.K. revenue resulted primarily from reduced implementation and hosting revenue due to transferring outstanding customer contracts to ADB Systemer upon the sale of the Norwegian business unit in June 2006 and only retaining a 10 percent royalty fees on these contracts.

General and Administrative Expenses:  General and administrative expenses decreased by $60,000 to $1,290,000 for the nine month period ending September 30, 2007 from $1,350,000 for the same period in 2006, a modest decline of four percent.  Savings over the same period last year include reduction in staffing levels in North America, a decrease in investor relations, insurance premiums and travel expenses.  The savings were partially offset by an increase in professional fees.

Customer Service and Technology Expenses:  Customer service and technology expenses increased by $79,000 to $555,000 for the nine months ended September 30, 2007, compared to $476,000 for the same period of 2006, an increase of 17 percent.  The increase in costs is due to the increase in staffing levels in North America as a result of higher sales volume with existing customers.

Sales and Marketing Expenses:  Sales and marketing expenses decreased by $106,000 to $215,000 for the nine months ended September 30, 2007, compared to $321,000 for the same period of 2006, a decrease of 33 percent.  Savings over the same period last year include reduction in staffing levels in North America and in Ireland/U.K., partially offset by an increase in marketing expense in North America as a result of engaging a sales agency to promote the Company’s product offerings.

Employee Stock Options:  The 2007 employee stock option expense represents the fair value of the stock options vesting from the July 11, 2007, August 4, 2006 and June 21, 2006 grants of 1,350,000, 500,000, and 50,000 stock options respectively.  For the nine months ended September 30, 2007, employee stock option expense amounted to $79,000, compared to $114,000 in the same period of 2006, a decrease of $35,000 or 31 percent.  This decrease was due to fewer options granted in 2007 as compared to 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

Depreciation and Amortization: Depreciation and amortization expense was $29,000 for the nine months ended September 30, 2007, compared to $68,000 for the same period of 2006.  The decrease was due to the adoption of the new accounting policies for financial instruments, whereby the Company wrote off the balance of deferred charges through the opening deficit as of January 1, 2007.  See the discussion under “New Accounting Policies” below.

Interest Expense:  Interest expense was $466,000 for the nine months ended September 30, 2007, compared to $645,000 for the same period of 2006.  The decrease in interest expense was due to the maturity of the Series E and G notes, partially offset by the issuance of the Series K notes.  The interest expense for 2007 included a cash interest expense of $203,000 and a non-cash interest expense of $263,000 related to the Series G, H, I, J and K secured subordinated notes.  The interest expense for 2006 included a cash interest expense of $278,000 and a non-cash interest expense of $367,000 related to the Series E, G, H, I and J secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $1,204,000 for the nine months ended September 30, 2007, compared to cash outflows of $1,642,000 in the same period of 2006.  The significant improvement in cash outflows from 2006 was due to a notable increase in revenue, combined with a reduction in operating and interest expenses.

Cash Flows from Investing Activities:  Investing activities produced cash outflows of $11,000 for the nine months ended September 30, 2007 as compared to outflows of $63,000 for the same period of 2006.  Cash flows from investing activities were the result of acquisition of new capital assets during both periods.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $1,585,000 for the nine months ended September 30, 2007, as compared to cash inflows of $185,000 for the same period of 2006.  Financing activities during 2007 was a result of the issuance of a rights offering to existing shareholders that generated net proceeds of $1,245,000, as well as the repayment of demand loans of $340,000 to private investors as part of the rights offering.  In total 20,628,302 common shares were issued in connection with the rights offering.  The 2006 cash inflows were the result of proceeds in the amount of $750,000 from the issuance of the Series J notes, partially offset by repayments in Series E notes with a face value of $375,000, Series G notes with a face value of $60,000, and advances from related parties in the amount of $130,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, consist of normal recurring adjustments, necessary for a fair presentation of the information presented.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict future performance.  The results for the periods up to the quarter ended March 31, 2006 have been restated as a result of the disposition of ADB Systemer in June 2006.  See Note 3 to the unaudited interim consolidated financial statements.

Quarter ended	Sept 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005
(in thousands of Canadian dollars, except per share amounts)
Revenue	$250	$285	$322	$309	$222	$170	$372	$510
Operating expenses:
General and administrative	395	448	447	439	410	498	443	419
Customer service and technology	205	178	172	189	151	159	165	219
Sales and marketing	66	78	71	55	65	120	137	126
Employee stock options	66	6	7	23	42	37	35	59
Depreciation and amortization	10	10	9	24	23	20	25	27
Losses on disposal of capital assets	-	-	-	-	-	-	-	2
Total operating expenses	742	720	706	730	691	834	805	852
Loss from continuing operations before the under-noted	(492)	(435)	(384)	(421)	(469)	(664)	(433)	(342)
Interest expense:
Cash interest expense	72	67	64	67	78	93	107	98
Accretion of secured subordinated notes	72	88	103	87	99	123	145	128
Interest income	-	-	(1)	(5)	(6)	(5)	-	-
	144	155	166	149	171	211	252	226
Loss from continuing operations	(636)	(590)	(550)	(570)	(640)	(875)	(685)	(568)
Income (loss) from discontinued operations	-	-	-	(1)	-	1,918	205	(218)
Net income (loss) for the period	$(636)	$(590)	$(550)	$(571)	$(640)	$1,043	$(480)	$(786)
Loss Per Share From Continuing Operations - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Net Earnings (loss) Per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.01	$(0.01)	$(0.01)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended September 30, 2007, the Company paid $nil (September 30, 2006 - $1,000) in interest relating to the secured subordinated notes to related parties.  During the nine months ended September 30, 2007, the Company paid $35,000 (September 30, 2006 - $3,000) in interest relating to the secured subordinated notes to related parties.

During the quarter ended March 31, 2006, the Company repaid advances from directors and/or officers totaling $45,000 through the issuance of Series J notes.

The Company compensated the Chief Executive Officer in the amount of $15,000 for the three and nine months ended September 30, 2007.

During the quarter ended, September 30, 2007, the Company compensated the Chairman in the amount of $15,000 (September 30, 2006 - $15,000) remuneration for acting as the Chair of the Board.  During the nine months ended September 30, 2007, the Company paid $45,000 (September 30, 2006 - $40,000) in Chairman’s remuneration.

The following officers and directors purchased Series K notes: Jeff Lymburner, CEO of the Company at the time, purchased $50,000 of Series K notes that have not yet been converted; Jim Moskos, Chief Operating Officer of the Company, purchased $10,000 of Series K notes that have not yet been converted.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $91.7 million from debt and equity financing and has realized $26.4 million in gains on investment disposals. The Company has not earned profits to date and, at September 30, 2007, has an accumulated deficit of $110.7 million.  The Company expects to incur losses for the remainder of 2007 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006.  Management believes that it has the ability to raise additional financing if required.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

On July 23, 2007, the Company offered eligible shareholders as of the record date of July 30, 2007, approximately 86,896,000 rights to subscribe for up to approximately 21,724,000 additional common shares in the Company.  Each eligible holder received one right for every common share held in the Company.  Four rights entitled the holder to purchase one common share in the Company, priced at $0.08 each.  Shareholders who exercised all of their rights were also entitled to acquire supplemental shares under the provisions of the additional subscription privilege.  Each shareholder with an address of record in the provinces or territories of Canada was eligible for the rights offering.  The rights offering closed on August 22, 2007.

As a result of the rights offering, the Company raised net proceeds of $1,245,000 and settled demand loans of $340,000 through the issuance of 20,628,302 common shares (book value of $2,012,000), each priced at $0.08 per share.  The total represents 95 percent of shares made available through the rights offering.

The Series G secured subordinated notes with a face amount of $1,600,000 matured on June 15, 2007.  In connection with the refinancing of the Series G notes, the Company completed a private placement issuance of the new Series K secured subordinated notes with a face amount of $1,360,000, to existing holders of $1,360,000 of the Series G secured subordinated notes (See note 6 (a)).

In addition, on June 15, 2007, the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per share common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000 (See Note 7 (c)).

The Company is currently negotiating with the remaining Series G debt holders to undertake a similar transaction.  As a result, the Company continues to record the remaining $240,000 of the Series G secured subordinated notes and related accrued interest of approximately $90,000 as a demand loan (See Note 5).

The Series H secured subordinated notes with a face amount of $170,000 matured on October 21, 2007.  As a result, the amount has been classified as current.  The Company is currently negotiating with the debt holders as to repayment alternatives.  The alternatives may include a cash repayment, equity refinancing or a combination thereof.

During the quarter ended June 30, 2007, the Company received operating loans from a private investor in the amount of $280,000.  During the quarter ended September 30, 2007, the Company received an additional $60,000 of operating loans from this investor (See Note 5).  The loans bore interest at 8 percent, were due on demand and were secured by a general security agreement on the assets of the Company.  The loans were settled during the quarter ended September 30, 2007 through the issuance of common shares as part of the rights offering (See Note 7 (d)).

Current assets of $1,134,000 were exceeded by current liabilities (excluding deferred revenue) of $1,297,000 at the end of the third quarter of 2007 by $163,000.  Current assets of $340,000 were exceeded by current liabilities (excluding deferred revenue) of $1,507,000 by $1,167,000 at the end of the second quarter of 2007.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash increased by $800,000 to $844,000 as at September 30, 2007 from $44,000 as at June 30, 2007.  This increase in cash was the result of the activities described in the Results From Operations section above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

CONTRACTUAL OBLIGATIONS

As at September 30, 2007, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

(in thousands of Canadian dollars)	Total	Remainder of 2007	2008	2009	2010	2011
Operating leases	$332	$44	$160	$128	$-	$-
License agreements	150	25	100	25	-	-
Demand loans	330	330	-	-	-	-
Secured subordinated notes -principal repayment (a)	2,115	170	-	1,360	300	285
Secured subordinated notes - interest payment (a)	677	131	149	75	165	157
	$3,604	$700	$409	$1,588	$465	$442

(a)	These amounts assume that the notes will be held to maturity.

CRITICAL ACCOUNTING ESTIMATES

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near historical levels.  Management’s 2007 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in North America.  The revenue contained in management’s business plan is based on detailed estimates of revenue on a customer-by-customer basis.  Management does not anticipate a material increase in 2007 expenses over those incurred in 2006, in order to attain the 2007 revenue goals.  Additionally, management believes that it has the ability to raise additional financing if required.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

REVENUE RECOGNITION

The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, and software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Hosting Fees
The Company earns revenue from the hosting of customer websites.  Under our existing hosting contracts, we charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Software Development Fees
Typically, development of software for our customers is provided based on a predetermined fixed rate basis.  Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

•      Persuasive evidence of an arrangement exists;
•      Delivery has occurred;
•      Fee is fixed or determinable; and
•      Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.  The amount allocated to license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

NEW ACCOUNTING POLICIES

Financial Instruments
Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and, Section 3865, Hedges.  These new handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its marketable securities as held-for-trading, which are measured at fair value.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost.  The Company had neither available for sale, nor held to maturity instruments during the quarter ended September 30, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 13, 2007

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on transition and as at September 30, 2007.

The Company charges all qualifying transaction costs related to debt issuance to earnings as incurred.  The Company had previously deferred these costs and amortized them over the term of the related debts.  The carrying value of transaction costs at December 31, 2006 of $42,000 was charged to opening deficit on transition on January 1, 2007.

The adoption of these handbook sections resulted in an adjustment to reduce deficit in the amount of $70,000, comprised of a decrease in deferred charges of $42,000 and a decrease in secured subordinated notes of $112,000 at January 1, 2007, being the difference in the carrying amount of secured subordinated notes at December 31, 2006 and the carrying amount calculated using the effective interest rate method from inception.

The Company had no “other comprehensive income or loss” transactions during the quarter ended September 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed, except that prior periods are restated to reflect the application of foreign currency translation of self-sustaining foreign operations.  Other comprehensive income for the quarter ended March 31, 2006 comprises foreign currency gains on translation of the Company’s former subsidiary in Norway, which was sold in the second quarter of 2006.

CORPORATE DIRECTORY

DIRECTORS

T. Christopher Bulger (1), (2), (3)
Chairman of the Board

Duncan Copeland
Chief Executive Officer

David Gelineau (1), (2), (3)
Account Executive, Donna Cona

Jeffrey Lymburner

Jim Moskos
Chief Operating Officer

Rick Robertson (1), (2)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

OFFICERS

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

(1)Member of the Audit Committee
(2)Member of the Management Resources and Compensation Committee
(3)Member of the Corporate Governance Committee

OFFICES

North America
Corporate Headquarters
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

Europe
ADB Systems International Limited
52 Broomhill Road, Suite 108
Broomhill Industrial Estate
Tallaght, Dublin 24
+353 1 4310513

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

AUDITORS

KPMG LLP
Toronto, Ontario, Canada

SHARES OUTSTANDING

Issued: 107,524,100
September 30, 2007

REGISTRAR & TRANSFER AGENT

Equity Transfer and Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

© 2007 Northcore Technologies Inc.